Contact

www.linkedin.com/in/scottglazer
(LinkedIn)
www.atakama.com/ (Company)
calendly.com/scottglazer (Other)

Top Skills

Encryption
Cybersecurity
Data Security

Scott Glazer

Chief Revenue Officer at Atakama
New York, New York, United States

Summary

Built for MSPs, the Atakama Browser Security Platform transforms any web browser into a secure, easily managed workspace. Through our platform, MSPs take full control of browser security, define secure data usage policies, obtain valuable user insights, and ensure an optimal user experience.

Atakama's Browser Security Platform is driven by the need for modern, user-centric security purposefully built for today's Window of Work - the browser. It protects critical applications and the corporate data that traverses them, underpinning new work paradigms.

https://www.atakama.com/

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Experience

Atakama
Chief Revenue Officer
December 2019 - Present (5 years 5 months)
Greater New York City Area

With enterprise-grade security built for the SMB, Atakama transcends the boundaries of conventional security with protection as fluid as your people, data, and critical assets.

Say hello to user-centric security for today's Window of Work.

Cybersafe Solutions LLC
Advisory Board Member
March 2016 - Present (9 years 2 months)

Duco
Head of Sales, North America
July 2018 - January 2020 (1 year 7 months)
Greater New York City Area

Novus Partners, Inc.
Global Head of Sales
November 2015 - July 2018 (2 years 9 months)
Greater New York City Area

SKOUT CYBERSECURITY
Global Head of Sales
February 2015 - October 2015 (9 months)
Greater New York City Area

Third Bridge Group Limited
Managing Director, Head of Sales
August 2010 - January 2015 (4 years 6 months)
Greater New York City Area

TheMarkets.com
Senior Sales Manager
June 2005 - August 2010 (5 years 3 months)
Greater New York City Area

Clear Channel Radio Sales
Sr. Account Executive
June 2001 - June 2005 (4 years 1 month)

Doubleclick Inc.
Account Manager
August 2000 - June 2001 (11 months)

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Education

Penn State University
Bachelor of Science - BS, Business Management · (1994 - 1998)

Half Hollow Hills HS West
 · (1990 - 1994)